Dean Witter Spectrum Series
Monthly Report
July 1998

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Dean Witter Spectrum Funds as of July 31, 1998 was as follows:

Funds                    N.A.V.                    % Change for Month
Spectrum Global Balanced $14.11                          -1.23%
Spectrum Select          $20.43                          -0.96%
Spectrum Strategic       $  8.46                         -5.23%
Spectrum Technical       $14.19                          -0.98%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures utilizing the futures, options and forward markets, losses were experienced primarily from long S&P 500 Index futures positions in the global stock index component as domestic equity prices finished the month lower after reaching record highs during mid-month. Losses were also recorded in the managed futures component of the balanced portfolio from trading base metals futures as prices moved in a short-term volatile pattern after trending lower in previous months. In currencies, losses recorded from transactions involving European currencies more than offset gains from short Japanese yen positions as the value of the yen declined relative to other major currencies amid political and economic turmoil in Japan. Losses were also recorded from long cotton futures positions as cotton prices reversed lower after trending higher since mid-April. A portion of these losses was offset by gains recorded from short positions in livestock and soybean oil futures as agricultural prices moved lower.
In the global bond futures component, profits from long positions in European bond futures, as the German economy appears to be in an upswing, offset losses incurred from long positions in U.S. Treasury note and Treasury bond futures.

In Spectrum Select, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forward markets, losses were recorded primarily from short positions in base metals futures as prices moved higher early in the month. As a result of this move higher, new long positions were established in these markets only to result in additional losses later in the month as base metals prices regained their downward momentum. In financial futures, losses were incurred from long positions in U.S. interest rate and stock index futures as domestic bond and stock prices finished the month lower. In soft commodities, losses were recorded from long cotton futures positions as cotton prices reversed lower on news of improved weather conditions. In currencies, gains recorded from short Canadian dollar positions were offset by losses recorded from transactions involving most major European currencies. A portion of the overall Fund losses for the month was partially offset by gains from short energy futures positions as oil and gas prices dropped during the month as inventories continued to increase. Additional profits were recorded from short positions in lean hog futures, as well as in wheat and corn futures, as prices in these markets moved lower.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies in a diverse portfolio of futures, options and forwards markets, losses were experienced in a majority of the traditional commodities markets traded by the Fund. In the agricultural markets, losses were recorded from long positions in soybean and corn futures as grain prices moved lower on reports of strong crops and lower demand from overseas. In the energy markets, long positions in heating oil, unleaded gas and crude oil futures experienced losses as oil and gas prices also declined. In metals and soft commodities, smaller losses were recorded from short positions in copper futures, as copper prices finished the month higher, and from long positions in cocoa futures, as cocoa prices moved lower. A portion of these losses was offset by gains recorded from short Japanese yen positions as the value of the yen fell versus other major currencies in reaction to the political and economic reforms occurring in Japan. Additional profits recorded from long positions in European bond futures also helped to mitigate a portion of the overall Fund losses for the month.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forward markets, losses were experienced primarily from short positions in Japanese government bond and stock index futures as prices in these markets moved higher after showing signs of moving lower previously. Additional losses were recorded from trading U.S. and Australian financial futures as prices in these markets moved without consistent direction. In soft commodities, losses were recorded from short coffee futures positions as coffee prices moved higher late in the month. Trendless price movement in silver futures resulted in smaller losses being recorded during the month. A portion of these losses was offset by gains from short grain and livestock futures positions as agricultural prices moved lower. In currencies, profits from short Japanese yen positions, as the value of the yen weakened versus other major currencies, also helped to offset a portion of the losses.
Additional currency gains were recorded from short Canadian dollar positions. These gains, coupled with smaller profits from short crude oil futures positions, helped to mitigate overall Fund losses for the month.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Mark J. Hawley
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.7%
                         1997                18.2%
                         1998 (7 months)                 2.6%

                    Inception-to-Date Return:          41.1%
                    Annualized Return:                           9.6%

___________________________________________________________________________
__________

Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998 (7 months)                 -2.0%

                    Inception-to-Date Return           104.3%
                    Annualized Return               10.7%
___________________________________________________________________________
__________

Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998 (7 months)               -21.0%

                    Inception-to-Date Return:                -15.4%
                    Annualized Return:               -4.4%
___________________________________________________________________________
__________


Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.4%
                         1997                  7.5%
                         1998 (7 months)                -3.0%

                    Inception-to-Date Return:               41.9%
                    Annualized Return:             9.8%
___________________________________________________________________________
__________

Statements of Operations
For the Month Ended July 31, 1998
(Unaudited)
                                                      Dean Witter Spectrum
Global Balanced   Dean Witter Spectrum Select L.P.
                                        Percent of
Percent of
                                        July 1, 1998                       July
1, 1998
                                        Beginning                     Beginning
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                       (335,216)     (.98)           (2,832,614)
(1.79)
  Net change in unrealized        (60,111)            (.17)          2,122,789
1.34
  Total Trading Results          (395,327)            (1.15)
(709,825)         (.45)
Interest Income (DWR)             139,705               .41
543,140                            .34
  Total Revenues                 (255,622)             (.74)
(166,685)                         (.11)

EXPENSES
Brokerage fees (DWR)              131,709               .38            954,247
 .60
Management fees                    35,790               .11            394,861
 .25
  Total Expenses                  167,499               .49          1,349,108
 .85

NET LOSS                         (423,121)            (1.23)
(1,515,793)                       (.96)

Statements of Changes in Net Asset Value
For the Month Ended July 31, 1998
(Unaudited)
                        Dean Witter Spectrum Global Balanced            Dean
Witter Spectrum Select L.P.
                       Units          Amount    Per Unit         Units
Amount      Per Unit

                                           $          $
$          $
Net Asset Value,
 July 1, 1998          2,405,417.583  34,359,524    14.28     7,655,690.716
157,944,257   20.63
Net Loss                      -         (423,121)    (.17)          -
(1,515,793)   (.20)
Redemptions              (11,730.302)   (165,515)   14.11      (118,222.800)
(2,415,292)  20.43
Subscriptions            128,748.411   1,816,640    14.11       224,385.878
4,584,204   20.43

Net Asset Value,
  July 31, 1998        2,522,435.692  35,587,528   14.11      7,761,853.794
158,597,376  20.43

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Month Ended July 31, 1998
(Unaudited)
                                                             Dean Witter
Spectrum Strategic     Dean Witter Spectrum Technical.
                                        Percent of
Percent of
                                        July 1, 1998                       July
1, 1998
                                        Beginning                     Beginning
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                     (4,258,519)     (8.04)          (6,467,688)
(3.14)
  Net change in unrealized      1,807,067              3.41          5,732,031
2.78
  Total Trading Results        (2,451,452)            (4.63)
(735,657)         (.36)
Interest Income (DWR)             174,409               .33
702,128                            .34
  Total Revenues               (2,277,043)            (4.30)
(33,529)                          (.02)

EXPENSES
Brokerage fees (DWR)              320,159               .61          1,243,519
 .60
Management fees                   171,695               .32            686,080
 .33
Incentive fees                      -    .               - .
52,742                             .03
  Total Expenses                  491,854               .93          1,982,341
 .96

NET LOSS                       (2,768,897)            (5.23)
(2,015,870)                       (.98)

Statements of Changes in Net Asset Value
For the Month Ended July 31, 1998
(Unaudited)
                          Dean Witter Spectrum Strategic            Dean Witter
Spectrum Technical
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                           $          $
$          $
Net Asset Value,
 July 1, 1998          5,933,080.524  52,991,763     8.93    14,367,015.146
205,823,916   14.33
Net Loss                      -       (2,768,897)    (.47)          -
(2,015,870)   (.14)
Redemptions              (98,854.403)   (836,308)    8.46       (95,542.247)
(1,355,745)  14.19
Subscriptions             97,996.470     829,050     8.46       434,204.220
6,161,358   14.19

Net Asset Value,
  July 31, 1998        5,932,222.591  50,215,608    8.46     14,705,677.119
208,613,659  14.19

The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization , Dean Witter Spectrum Global Balanced L.P. (formally known as Dean Witter Spectrum Balanced L.P.)("Spectrum Balanced"), Dean Witter Spectrum Select L.P. (formally known as Dean Witter Select Futures Fund L.P.) ("Spectrum Select"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The commodity broker for the Partnership is Carr Futures Inc. ("Carr"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). Demeter is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting , The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, Dean Witter Reynolds Inc. ("DWR") pays each Partnership interest income based upon 80% of its average daily Net Assets for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage Fees and Related Transaction Fees and Costs ,
Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 1/12 of 4.60% of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a monthly rate of 1/12 of 7.25% of the Net Assets as of the first day of each month.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)



Such fees will cover all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - Spectrum Balanced, Spectrum Startegic and Spectrum Technical, incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing accounting, filing fees and other related expenses are borne by DWR through the brokerage commissions paid by each Partnership.

Spectrum Select bears all operating expenses related to its trading activities, to a maximum of 1/ 4 of 1% annually of the Partnership's average month end Net Assets. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses. Effective with the June 1, 1998 change to a flat rate brokerage commission, all common administrative and continuing offering expenses will be borne by DWR through the brokerage fees.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions , Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Spectrum Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of their financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership agreement.

2.  Related Party Transactions

Each Partnership pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in
Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  Stonebrook Capital Management, Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum TEchnical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Company, Inc. ("JWH")

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Continued)




Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a
1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Technical.

Prior the June 1, 1998, the management fee was accrued at the rate of one fourth of 1% of the Partnership's adjusted Net Assets, as defined in the Limited Partnership Agreement, as of the last day of each month (a 3% annual rate) to Spectrum Select.
Effective June 1, 1998, the management fee is accrued at the rate of one fourth of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

Prior to June 1, 1998, the management fee was accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum Strategic. Effective June 1, 1998, management fees are accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to Stonebrook on the first day of each month.

Incentive Fee , Spectrum Balanced and spectrum Strategic each will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month.

Prior to June 1, 1998, Spectrum Select paid, when applicable, a quarterly incentive fee to each trading advisor equal to 17.5% of the trading advisors "Trading Profits" experienced by the Net Assets allocated to such trading advisor as of the end of each calendar quarter. Effective June 1, 1998 the incentive fees will be revised to 15% of "Trading Profits" and will be paid on a monthly basis.

Prior to June 1, 1998, Spectrum Technical paid a fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. Effective June 1, 1998 incentive fees to Spectrum Technical were revised to 15% of the "Trading Profits" experienced with respect to the Net Assets allocated to Campbell and JWH as of the end of each calendar month, and 19% of the "Trading Profits" experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Concluded)




For all Partnerships, if a trading advisor has experienced "Trading losses" with respect to its allocated Net Assets at the time of a supplemental closing the trading advisor must earn back such losses plus a pro-rata amount related to the funds allocated to the trading advisor at supplemental closing before the trading advisor is eligible for an incentive fee.

4.  Legal Matters

On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., MSDW (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors (including
JWH) to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint, alleging, among other things, that the defendants committed fraud, deceit, negligent misrepresentation, various violations of the California Corporations Code, intentional and negligent breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in the sale and operation of the various limited partnership commodity pools. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County against the Dean Witter Parties and certain trading advisors (including JWH) on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. A consolidated and amended complaint in the action pending in the Supreme Court of the State of New York was filed on August 13, 1997, alleging that the defendants committed fraud, breach of fiduciary duty, and negligent misrepresentation in the sale and operation of the various limited partnership commodity pools. On December 16, 1997, upon motion of the plaintiffs, the action pending in the Superior Court of the State of Delaware was voluntarily dismissed without prejudice. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.